United States securities and exchange commission logo





                             March 1, 2024

       Jonathan Bates
       Chief Executive Officer
       Bitmine Immersion Technologies, Inc.
       2030 Powers Ferry Road SE
       Suite 212
       Atlanta, Georgia 30339

                                                        Re: Bitmine Immersion
Technologies, Inc.
                                                            Form 10-K Filed
December 14, 2023
                                                            Form 10-Q Filed
January 12, 2024
                                                            File No. 000-56220

       Dear Jonathan Bates:

              We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8,
       2023 letter.

       Form 10-K For the Fiscal Year Ended August 31, 2023

       Company Overview, page 1

   1. Refer to prior comment 4, to comment 8 in our letter dated August 28, 2023, and to your responses to these
comments and disclosures in this filing. We do not see disclosure regarding the total
hashing power of the pool in which your miners participate and the percentage thereof
contributed by your miners, how that pool holds your proportion of mining rewards and the
duration thereof, whether the pool operator has insurance for theft or loss and risk factor
disclosure related to transferring crypto assets. Also, in your
                                                        January 12, 2024
response you advised that you disclosed the material terms of your mining pool
agreement in your Management   s Discussion and Analysis of Financial
                                                        Condition and Results
of Operation and the notes to your financial statements, yet your most recent form 10-K
doesn't appear to disclose material terms of the mining agreement.
 Jonathan Bates
Bitmine Immersion Technologies, Inc.
March 1, 2024
Page 2
         Furthermore, your October 6, 2023 response letter advises that you will revise future filings to disclose the percentage of hashing power of your self-mining operations allocated to each pool for each accounting period in the notes to the financial statements, and we see no such disclosure. Please direct us to the above disclosures or please provide draft disclosures and confirm these disclosures will be included in future filings.
2. You state that you "plan to operate [y]our data centers using immersion cooling technology." In future filings please revise this statement to also clarify the extent to which your operations currently use immersion cooling technology.
Part I
Item 1. Business, page 1

3. Please clarify in the business section of future filings your intentions to mine digital assets other than bitcoin. Refer to comment 7 in our August 28, 2023 letter and to your response on October 6, 2023 that in future filings, including this Form 10-K, you would revise to
         "better reflect what has been mined to date and the future intent with regard to other types of digital assets." Please advise where in the document you clarify your intent regarding mining digital assets other than bitcoin or provide draft language you intend to include in future filings. We note your statements that that mining activities to date have been limited to Bitcoin and other disclosures in your risk factors on pages 22, 28 and 44 referencing "other cryptocurrencies we mine" or "any other digital assets we mine."
4. We note your response to prior comment 2. In future filings please include a more comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one bitcoin. Your analysis should identify and explain all relevant inputs used in your calculation, regardless of whether various inputs are discussed elsewhere in separate parts of your filing. As part of your analysis please include the cost of acquiring mining equipment and any related financing costs.
Trinidad Operations, page 3

5. In future filings please revise your statement in the second paragraph that "our rate for
         electricity will be TSTT   s existing rate of 3.5 cents per kwh" to
state, if true and as stated
         in the paragraph above, that "[y]our hosting containers will be billed for electricity usage
         at the local utility   s standard rates, which is the greater of 3.5
cents per kwh or 75% of the
         declared reserve capacity, which is equal to the customer   s highest
expected monthly
         kilovolt-ampere demand at $7.40." Please also revise the similar statement on page 12.
6.     You state that "[w]hile [y]our TSTT site was delayed pending electrification,
FirstName LastNameJonathan Bates
       [you] entered into a hosting agreement with a third party in Trinidad to host up to 192
Comapany   NameBitmine
       miners             Immersion
              in one immersion         Technologies,
                                  container          Inc.31, 2024." In future
filings please
                                            until August
March disclose the electrical
       1, 2024 Page  2        rates you have been paying at this location.
FirstName LastName
 Jonathan Bates
FirstName  LastNameJonathan Bates
Bitmine Immersion  Technologies, Inc.
Comapany
March      NameBitmine Immersion Technologies, Inc.
       1, 2024
March3 1, 2024 Page 3
Page
FirstName LastName
Revenue Sources, page 5

7. We note your disclosure on page 46 that you "generally liquidate [y]our bitcoin within 2-3 weeks of receipt in order to pay operational expenses. Therefore, [you] do not expect to incur material losses on bitcoin that [you] hold due to the short holding period. However, the volatility of bitcoin prices makes it more likely that [you] experience losses from holding bitcoin, which could have a material, adverse impact on [y]our liquidity and
         [y]our business." In future filings please revise this risk factor to address the fact that, as stated on page 5, you do not have a set policy in regard to how long you hold digital assets that you receive as payment. Address how the lack of such policy could exacerbate the volatility risk from holding bitcoin.
8. We reissue comment 10 in our letter dated August 28, 2023. In future filings please reconcile your disclosures regarding whether you hold or plan to hold crypto assets for investment. For example, on page 6 you state that you "do not plan to hold any digital assets that [you] receive as a long-term investment," however on page 2 you state that you
         "may hold [y]our digital assets as investments in anticipation of continued adoption of digital assets as a 'store of value' and a more efficient medium of exchange than traditional fiat currencies." Likewise on page 56 you state that you "reserve the right to hold [y]our digital assets as a long-term investment." We note that in your October 6, 2023 response
         letter you advised that the "proper statement of the Company   s
intent is the first statement,
         and the second statement will be removed or revised to be consistent with the first."

Key Factors Affecting Our Performance
Halving, page 10

9. Refer to prior comment 5, your response and your disclosures. We note that you have not included the requested cross-reference in either your most recent Form 10-K or 10-Q filings. Please confirm that you will revise the halving disclosure in your Business section of future filings to provide a cross-reference to your risk factor on the risks of halving.
 Jonathan Bates
FirstName  LastNameJonathan Bates
Bitmine Immersion  Technologies, Inc.
Comapany
March      NameBitmine Immersion Technologies, Inc.
       1, 2024
March4 1, 2024 Page 4
Page
FirstName LastName
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 62

10. We note your response to comment 7 and that you recognized an impairment of fixed assets of $122,950 for the year ending August 31, 2023. Please enhance future filings to reflect your response and include a subheading for property and equipment. We note that within your critical accounting estimates discussion you separately discuss revenue recognition, cash and cash equivalents, cryptocurrency, stock-based compensation, related party transactions, net loss per share and income taxes but not property and equipment.
         Please also revise the header of your discussion from Critical Accounting Policies to
         Critical Accounting Estimates. Refer to Release No. 33-8350
Interpretation: Commission
         Guidance Regarding Management's Discussion and Analysis of Financial Condition and
         Results of Operations and Item 303(b)(3) of Regulation S-K.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 78

11. We note your response to prior comment 8. We note that the percent of common stock column in the table on page 78 does not compute based on the shares beneficially owned and the 49,665,649 shares of common stock issued and outstanding at December 1,
         2023.
             For example, you disclose 23,595,583 shares beneficially owned by Jonathan Bates, which represents 47.5% of common stock based on 49,665,649 shares of common stock issued and outstanding at December 1, 2023, not 41.0% as disclosed in the percentage of common stock column; and
             For example, you disclose 16,786,887 shares beneficially owned by Innovative
             Digital Investors Emerging Technology, LP, which represents 33.8% of common stock based on 49,665,649 shares of common stock issued and outstanding at
             December 1, 2023, not 30.5% as disclosed in the percentage of common stock column.

         We note these computational discrepancies for all beneficial share owners. Please revise future filings to address these concerns. Show us what your proposed disclosure will look like in your response, or advise otherwise.
Statement of Cash Flows, page F-6

12. We note your response to comment 1 and that the basis of the one immersion container with a carrying value of $231,429 contributed by you in the joint venture was stepped up to $300,000, and is included in the total cost basis of $987,429 of your joint venture investment. Please tell us how you accounted for the increase in step-up of $69,000 and the accounting guidance to support your accounting.
 Jonathan Bates
FirstName  LastNameJonathan Bates
Bitmine Immersion  Technologies, Inc.
Comapany
March      NameBitmine Immersion Technologies, Inc.
       1, 2024
March5 1, 2024 Page 5
Page
FirstName LastName
13.      Please address the following:
             Tell us how cryptocurrency proceeds from the sale of equipment of $56,730 is reflected in supplemental non-cash activities; and Tell us how cryptocurrency used to pay expenses and to purchase equipment of
             $213,918 is reflected in supplemental non-cash activities.
Notes to Condensed Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Policies
Revenues From Digital Currency Mining, page F-8

14. We note your response to comments 9 and 10. Please address the following:

                You assert that the mining pool agreement renews daily as long as neither party elects to terminate it, and you do not believe the duration is less than 24 hours. The guidance in ASC 606-10-25-3 indicates that the duration of the contract is the period in which the parties have present enforceable rights and obligations considering termination and renewal rights. Tell us your consideration of the interpretation in the
              FASB Revenue Recognition Implementation Q&A question 8 and whether a contract that can be terminated at any time without penalty would result in a contract that is continuously renewed throughout the day and therefore results in many contracts with durations less than 24 hours. If true, revise future filings to specifically disclose that,
              "the contract duration is less than 24 hours and is continuously renewed throughout the day," or advise;
                You assert that your mining pool contracts are terminable at any time by either party without penalty and the formula for payment does not change upon renewal. Your response implies that your customer does not have a material right. Confirm our understanding and, if so, enhance your disclosures in future filings to support that you have a single performance obligation. Refer to ASC 606-10-55-42;
                Revise future filings to remove reference to your performance obligation as being the
              provision of    computing power    and instead describe the
performance obligation as
              the provision of    hash calculation services    or something
similar. In this regard, we
              note your response to the fifth bullet of prior comment 9 but continue to believe that
              the provision of    computing power    is too imprecise to
describe your performance
              obligation to provide a service to the mine pool operator to run its software on your equipment to, in part, construct header candidates and perform hash calculations;
                Enhance future filings to indicate, if true, that providing hash calculation services for the pool operator is an output of your ordinary activities, that you determine when to provide services, and that your enforceable right to compensation begins when, and continues for as long as, services are provided; and
                You state in your response and your disclosures that you measure Bitcoin consideration earned at the end of the day spot price which is not materially different than at contract inception. Please remove these statements and indicate that you measure Bitcoin consideration earned on the date of contract inception.
 Jonathan Bates
FirstName  LastNameJonathan Bates
Bitmine Immersion  Technologies, Inc.
Comapany
March      NameBitmine Immersion Technologies, Inc.
       1, 2024
March6 1, 2024 Page 6
Page
FirstName LastName
15. We note your response to comment 10 and your disclosure your payment mechanism is
         FPPS and you fully constrain all variable consideration until you receive confirmation of the amount, usually via settlement of the fractional share of block reward and transaction fee in your digital wallet because the amount of consideration is highly susceptible to
         factors outside of your control as defined by your customer   s payout
methodology. The
         inputs of the standard block reward formula for a FPPS payment mechanism are pool participant hash rate, network difficulty which adjusts every two weeks and block subsidiary which halves about every four years. Since the only formula input that can change at contract inception is your hash rate, which you decide, please revise your disclosure in future filings to clarify, if true, that only transaction fees are constrained until the end of each transactional day or midnight UTC time. Cryptocurrency, page F-11

16. You disclose that Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives and are not amortized but assessed for impairment quarterly, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Please address the following:

                Confirm our understanding and revise your disclosure in future filings to clearly indicate that you assess cryptocurrency impairment based on the lowest intraday price each day. Refer to ASC 350-30-35-18B; and
                Confirm that cryptocurrency impairment of $3,523 was determined based on the lowest intraday price each day for your crypto holdings over the course and during the year ended August 31, 2023.
Note 4. Property and Equipment, page F-14

17.      We note your response to comment 14. Please address the following:
             We note that purchases and disposition of property and equipment is recurring and significant to the operation of your business. We are unable to reconcile the change in year-over-year balances to the activity disclosed. Provide us and enhance future filings to disclose purchases and dispositions separately in the table of property and equipment as disclosed for the periods presented. To the extent such activity does not directly tie to related activity in your statement of cash flows, including supplemental non-cash activity, include footnotes to explain any differences. Refer to ASC 210-
            10-S99 and Regulation S-X Rule 5-02.13(a);
             As previously requested, tell us how you accounted for the October 19, 2022 TCC repurchase of the 70 Antminer TY-17s and 25 Whatsminers, including the accounts and amounts and how the $212,500 cash payment by you is reflected in the statement of cash flows; and
             You state in your response that you chose to debit cost of sales for $168,750 based on the terms of your warranty obligation but we note that cost of sales from mining equipment for the year ended August 31, 2023 is only $87,080. Jonathan Bates
FirstName  LastNameJonathan Bates
Bitmine Immersion  Technologies, Inc.
Comapany
March      NameBitmine Immersion Technologies, Inc.
       1, 2024
March7 1, 2024 Page 7
Page
FirstName LastName
Note 5 - Investments and Notes Receivables, page F-14

18. You disclose that on February 1, 2023, you modified the agreement for the sale of two hosting containers for $960,000 under which you agreed that the remaining principal balance of the note was $731,472, and that you agreed to allow the note obligor to repay the note principal at a 10% discount. You also disclose that you received all payments due on this note during the period. Please address the following:
             How you accounted for the note reduction and all the payments received due during the year ended August 31, 2023, including how reflected in your statements of cash flows and or supplemental non-cash activity; and
             Tell us why your reclassified the note receivable from ROC from Notes receivable to
              Notes receivable-related party.
Note 7. Stockholder's Equity, page F-16

19. We note that you have removed the disclosure of the terms of your Preferred Stock.
         Please include in future filings, the terms of your preferred stock, including pertinent information that informed your determination to classify preferred stock within stockholder's equity, including that redemption solely within your control. Refer to ASC
         505-10-50-4 and Refer to Rule 5-02-27(d) and 28 of Regulation S-X. Form 10-Q For the Period Ended November 30, 2023

Statements of Cash Flows, page 8

20. Please tell us how cryptocurrency used to pay expenses and to purchase equipment of
         $67,580 on page 16 is reflected in your cash flow and or supplemental disclosure of non-
         cash activity.
Notes to Unaudited Condensed Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Policies Cryptocurrency, page 13

21. We note your response to prior comment 12 and your classification of digital assets as current assets in the Form 10-Q for the quarterly period ended November 30, 2023.
         Please revise your disclosure in future filings to specifically disclose that you classify your digital assets as current assets because you, "reasonably expect to sell or exchange these assets within one year," which is consistent with your response.
22. Please tell us and enhance future filings to disclose, for cryptocurrencies accounted for as intangibles, the fair value disclosures required by ASC 820-10-50.
Note 2 - Cryptocurrencies, page 16

23. Please tell us what in-transit adjustment of $5,165 as reflected in your rollforward on page
         16 represents and the related accounting.
 Jonathan Bates
Bitmine Immersion Technologies, Inc.
March 1, 2024
Page 8
Note 7 - Bitcoin Loan and Derivative Liability, page 19

24. We note your disclosure of the Luxor Bitcoin Financing ("LBF") in October 2023. Please
      tell us the following related to the LBF:
          How you calculated the $37,537 extinguishment of debt and the specific authoritative literature you relied upon under GAAP to determine this amount;
          How you calculated the $50,429 in financing costs and the specific authoritative literature you relied upon under GAAP to determine this amount; and Include a rollforward of the bitcoin loan balance due from the
$527,505.19 at 10/4/23
           to the $394,922 at 11/30/23, and any future interim periods, as appropriate.

       Please contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any other questions.



                                                          Sincerely,
FirstName LastNameJonathan Bates
                                                          Division of
Corporation Finance
Comapany NameBitmine Immersion Technologies, Inc.
                                                          Office of Crypto
Assets
March 1, 2024 Page 8
cc:       Robert Mottern
FirstName LastName